ALPHA BANK




05007745

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 6, 2005
Our reference No.13.1.58

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL BANK

INVITATION
TO THE SECOND GENERAL MEETING OF SHAREHOLDERS
TO DECIDE UPON POSTPONED ITEMS FROM
THE ORDINARY GENERAL MEETING

In accordance with Law 2190/1920 "On Corporate Legislation", as amended, and Article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E. are invited to the Second General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting on Tuesday May 24, 2005, at 10.00, at the Athens Hilton Hotel, 46 Vassilissis Sophias Avenue.

AGENDA

1. Approval of a stock option scheme in favour of executive members of the Board of Directors and managerial executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (paragraph 9, article 13 of Codified Law 2190/1920).

All shareholders have the right to participate in the Extraordinary General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Extraordinary General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.) bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday May 18, 2005 in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania and Alpha Bank A.D. Skopje and Jubanka A.D., or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service) by May 18, 2005.

Due to the fact that, for the item of the agenda, increased quorum is required, Shareholders are requested to deposit in time, as stated above, the share binding certificates and in the event they are unable to attend the Meeting in person, to nominate a proxy to represent them.

Athens May 5, 2005
The Board of Directors

ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 5, 2005
Our reference No.13.1.56

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK





P.C. LOURIS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL

ALPHA BANK

Press Release



First General Meeting of the Shareholders of Alpha Bank

The First General Meeting of Shareholders to decide upon pospond items from the Ordinary General Meeting, was not held today May 5, 2005 ,due to lack of quorum.

Consequently, according to the decision of the Board of Directors, the Second General Meeting of Shareholders to decide upon postponed items from the First General Meeting is convened on Tuesday May 24,2005 at 10.00 a.m. at the Athens Hilton Hotel.

Athens, May 5, 2005

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2


ATHENS 2004